UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Mizuho Shintaku Ginkou Kabushiki Kaisha

(Name of Subject Company)

Mizuho Trust & Banking Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mizuho Financial Group, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Mizuho Financial Group, Inc.

Attn: Hiroshi Komada

Deputy General Manager, Financial Planning

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

+81-3-5224-1111

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit 1.

(b) Not applicable.

Item 2. Informational Legends

Included in Document Attached as Exhibit 1

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with Form CB.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name: Takeo Nakano Title: Managing Director / CFO Date: June 2, 2011

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